SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.3)*

                               AVANT! CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   053487104
                        -------------------------------
                                 (CUSIP Number)


                Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                         One Embarcadero Center, Suite 2300,
              San Francisco, CA 94111-3162;  Telephone:  (415) 362-0292
- --------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Persons
                   Authorized to Receive Notices and Communications)


                                   July 12, 1996
- --------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following space     .
                                                                       ---

Check the following space if a fee is being paid with the statement     .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

      CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO ADVISORS (U.K.) LIMITED, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, the AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST, the AMERINDO ADVISORS (UK) LIMITED RETIREMENT BENEFITS SCHEME, ALBERTO W. VILAR, GARY A. TANAKA, RENATA LE PORT and JAMES P. F. STABLEFORD who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only
- --------------------------------------------------------------------------------
  4  Source of Funds*
     00
- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]
- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        4,500 shares in the aggregate for all Reporting Persons and
     Shares          as to all but a portion of which beneficial ownership is
  Beneficially       disclaimed
    Owned By
      Each     -----------------------------------------------------------------
    Reporting    8   Shared Voting Power
     Person
      With           5,119,203 shares in the aggregate for all Reporting Persons and as to all but up to 10,000 of which beneficial ownership is disclaimed

               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     4,500 shares in the aggregate for all Reporting Persons and as to all but a portion of which beneficial ownership is disclaimed

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     5,119,203 shares in the aggregate for all Reporting Persons and as to all but up to 10,000 of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     5,123,703 shares in the aggregate for all Reporting Persons and as to all but up to 14,500 of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                 31.94%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                           IA

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 2 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          3,445,300 shares, as to all of which beneficial ownership
      With           is disclaimed
               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     3,445,300 shares, as to all of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     3,445,300 shares, as to all of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     21.48%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*

     IA

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO ADVISORS (U.K.) LIMITED

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person
      With           None
               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                10   Shared Dispositive Power

                     None
- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     None
- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     0.0%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*

     IA

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    - 4 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each       8   Shared Voting Power
    Reporting
     Person          1,663,903 shares, as to all of which beneficial ownership
      With           is disclaimed
                ----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     1,663,903 shares, as to all of which beneficial ownership disclaimed

- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,663,903 shares, as to all of which beneficial ownership disclaimed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                 10.37%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                            IA

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Florida

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        4,500 shares, as to all of which beneficial ownership is
     Shares          disclaimed
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8  Shared Voting Power
    Reporting
     Person          None
      With
                ----------------------------------------------------------------
                  9  Sole Dispositive Power

                     4,500 shares, as to all of which beneficial ownership is disclaimed

                ----------------------------------------------------------------
                  10 Shared Dispositive Power

                     None

- --------------------------------------------------------------------------------
                  11 Aggregate Amount Beneficially Owned By Each Reporting
                     Person

                     4,500 shares, as to all of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                    0.03%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                               EP

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 18 -
      CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS (UK) LIMITED RETIREMENT BENEFITS SCHEME

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom
- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of
     Shares          None
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8  Shared Voting Power
    Reporting
     Person          10,000 shares, as to all of which beneficial ownership is
      With           disclaimed

                ----------------------------------------------------------------
                  9  Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                  10 Shared Dispositive Power

                     10,000 shares, as to all of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     10,000 shares, as to all of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                    0.06%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                               EP

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 7 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        4,500 shares, as to only a portion of which beneficial
     Shares          ownership is affirmed
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8  5,119,203 shares, as to all but up to 10,000 shares
    Reporting        of which beneficial ownership is disclaimed
     Person
      With      ----------------------------------------------------------------

                  9  Sole Dispositive Power

                     4,500 shares, as to only a portion of which beneficial ownership is affirmed

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     5,119,203 shares, as to all but up to 10,000 shares of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     5,123,703 shares, as to all but a portion of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  31.94%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 8 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

- --------------------------------------------------------------------------------
                  7    Sole Voting Power

    Number of         None
     Shares
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8   Shared Voting Power
    Reporting
     Person           5,119,203 shares, as to all but up to 10,000 of which
      With            beneficial ownership is disclaimed

                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      5,119,203 shares, as to all but up to 10,000 of which beneficial ownership is disclaimed

- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     5,119,203 shares, as to all but a portion of which beneficial ownership disclaimed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   31.91%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 9 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     RENATA LE PORT

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom

- --------------------------------------------------------------------------------
                  7   Sole Voting Power
    Number of
     Shares
  Beneficially        None
    Owned By    ----------------------------------------------------------------
      Each        8   Shared Voting Power
    Reporting
     Person           10,000 shares, as to only a portion of which beneficial
      With            ownership is affirmed

                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      10,000 shares, as to only a portion of which beneficial ownership is affirmed

- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     10,000 shares, as to only a portion of which beneficial ownership is affirmed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   0.06%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 10 of 18 -

CUSIP
No.  053487104                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     JAMES P. F. STABLEFORD

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00

- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom

- --------------------------------------------------------------------------------
                  7   Sole Voting Power
    Number of
     Shares           None
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8   Shared Voting Power
    Reporting
     Person           10,000 shares, as to only a portion of which beneficial
      With            ownership is affirmed
                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      10,000 shares, as to only a portion of which beneficial ownership is affirmed


- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     10,000 shares, as to only a portion of which beneficial ownership is affirmed

- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   0.06%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 11 of 18 -

      CUSIP
No.  053487104                        13D/A

ITEM 1.   Security and Issuer.
- -------   -------------------
          The class of equity securities to which this statement relates is the Common Stock of Avant! Corporation ("the Issuer"), whose principal executive offices are located at 1208 East Arques Avenue, Sunnyvale, CA 94086.

ITEM 2.   Identity and Background.
- ------    -----------------------
          This statement is being filed by Amerindo Investment
Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco,
California, 94111 ("Amerindo"), Amerindo Advisors (U.K.) Limited, a United Kingdom corporation whose principal executive offices are located at 43
Upper Grosvenor Street, London WIX 9PG England ("Amerindo UK"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), the Amerindo Investment Advisors Inc. Profit Sharing Trust, the address of which is Gables International
Plaza, 2655 Le Jeune Road, Suite 1112, Coral Gables, FL 33134 (the "Plan"), the Amerindo Advisors (UK) Limited Retirement Benefits Scheme, the address of which is 43 Upper Grosvenor Street, London WIX 9PG England ("Retirement Benefits Scheme"), Alberto W. Vilar, Gary A. Tanaka, James P. F. Stableford and Renata LePort. Although this statement is being made jointly by Amerindo, Amerindo UK, Amerindo Panama, the Plan, the Retirement Benefits Scheme, Messrs. Vilar, Tanaka, Stableford and Ms. Le Port, each of them expressly disaffirms membership in any group under Rule 13D-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended, and Amerindo UK is registered with the Investment Management Regulatory Organization in the United Kingdom. Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and Amerindo UK and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo U.K. and Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H.
Furey, Chief Operating Officer, and Mr. Joaquin Garcia-Larrieu, Chief Financial Officer. Mr. Furey's business address is at Amerindo's offices at 399 Park Avenue, New York, New York 10022, and Mr. Garcia's business address is Gables International Plaza, 2655 Le Jeune Road, Suite 1112,
Coral Gables, FL 33134.  Messrs. Alberto W. Vilar, Gary A. Tanaka,
James P. F. Stableford and Ms. Renata Le Port are managing trustees of the Amerindo Advisors (UK) Limited Retirement Benefits Scheme and Mr. Vilar is the sole trustee of the Profit Sharing Trust. Amerindo, Amerindo UK, Amerindo Panama, the Plan, the Retirement Benefits Scheme, Messrs. Vilar, Tanaka, Stableford and Ms. Le Port are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Vilar, Tanaka, Stableford, Furey, Garcia and Ms. LePort are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five years, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
- -------   --------------------------------------------------
         All purchases of the subject securities by the Reporting Persons have been in the ordinary course of the respective businesses of Amerindo, Amerindo U.K. and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors, except for an aggregate of 10,000 shares which are owned by the Retirement Benefits Scheme and 4,500 shares owned by the Plan. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management, except that the shares owned by the Retirement Benefits Scheme and the Plan were purchased with Retirement Benefits Scheme and Plan assets, respectively. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.
                                     - 12 of 18 -

ITEM 4.   Purpose of Transaction.
- -------   ----------------------
        All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors (or, in the case of securities held by the Retirement Benefits Scheme and the Plan, in the ordinary course of investing for the Retirement Benefits Scheme and the Plan), and not with the purpose of effecting changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting
Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting of changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.


ITEM 5.  Interests in Securities of Issuer.
- -------  ---------------------------------

         (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock of Issuer beneficially owned by such person as of July 12, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10-Q for the Quarter ended March 31, 1996, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

         (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons, except that Messrs. Vilar, Tanaka, Stableford and Ms. Le Port have shared voting and dispositive power over the 10,000 shares held by the Retirement Benefits Scheme and Mr. Vilar has sole voting and dispositive power over the 4,500 shares held in the Plan; however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

          (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on May 13, 1996, and ending on July 12, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

          (d) The shares covered by this statement are all owned by clients of the Advisor Entities and/or the Plans. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding.

          (e) Inapplicable

                                     - 13 of 18 -

ITEM 6.   Contracts, Arrangements, Understandings or
- ------    Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.


ITEM 7.   Material to be Filed as Exhibits.
- ------    --------------------------------

          Inapplicable.

                                     - 14 of 18 -

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT


                                   AMERINDO INVESTMENT ADVISORS (U.K.) LIMITED,
                                   a United Kingdom corporation
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE


                                   AMERINDO ADVISORS (UK) LIMITED RETIREMENT
                                   BENEFITS SCHEME
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                       ALBERTO W. VILAR, TRUSTEE

                                   By:  /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA, TRUSTEE

                                   By:  /s/ Renata Le Port
                                        --------------------------------------
                                        RENATA LE PORT, TRUSTEE

                                   By:  /s/ James P.F. Stableford
                                        --------------------------------------
                                        JAMES P.F. STABLEFORD, TRUSTEE


                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR

                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA




                                     - 15 of 18 -

                              EXHIBIT A

                         AVANT! CORPORATION

                            COMMON STOCK

                             053487104





     The following table sets forth for each of the Reporting Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of July 12, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10-Q for the Quarter ended March 31, 1996, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed as set forth in the footnote):

          NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
          ----                   -------------           ----------------
          Amerindo               3,445,300                      21.48%

          Amerindo UK                    0                       0.00%

          Amerindo Panama        1,663,903                      10.37%

          Plan                       4,500                       0.03%

          Retirement Benefits
          Scheme                    10,000                       0.06%

          Alberto W. Vilar       5,123,703                      31.94%

          Gary A. Tanaka         5,119,203                      31.91%

          James H. Furey                 0                       0.00%

          Joaquin Garcia                 0                       0.00%

          Renata Le Port            10,000                       0.06%

          James P. F. Stableford    10,000                       0.06%


 (1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. As sole trustee of the Plan, Mr. Vilar exercises sole investment and dispositive power as to the shares shown as owned by the Plan, but disclaims beneficial ownership of any of such shares except insofar as concerns his indirect interest therein by reason of his pro rata interest in the Plan. Messrs. Vilar, Tanaka, Stableford and Ms. LePort, as the managing trustees of the Retirement Benefits Scheme, share investment and dispositive power as to the shares shown as owned by the Retirement Benefits Scheme, but disclaim beneficial ownership of any of such shares except insofar as concerns their indirect interest therein by reason of their pro rata interest in the Scheme. The number of shares shown as owned by the Other Named Individuals does not include any owned indirectly by them as participants in the Plan and/or Retirement Benefits Scheme. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 16 of 18 -

                              EXHIBIT B

                         AVANT! CORPORATION

                            COMMON STOCK

                             053487104


     The following table sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on May 13, 1996, and ending on July 12, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

                                       Type of         Number        Price
      Name                 Date        Transaction     of Shares     per Share
      ----                 ----        -----------     ---------     ---------
Amerindo US                05-21-96    Buy             10,000        24.1250
Amerindo US                05-21-96    Buy             15,000        23.6500
Amerindo US                05-22-96    Buy              5,000        22.1250
Amerindo US                05-22-96    Buy              5,000        21.8750
Amerindo US                05-29-96    Buy             10,000        18.7500
Amerindo US                06-03-96    Buy              5,000        21.5500
Amerindo US                07-02-96    Buy              2,500        24.6750
Amerindo US                07-03-96    Buy              5,000        23.5500
Amerindo US                07-05-96    Buy             20,000        22.9875
Amerindo US                07-08-96    Buy             25,000        22.5000
Amerindo US                07-08-96    Buy              3,200        22.4250
Amerindo US                07-09-96    Buy             65,000        24.0000






                                    - 17 of 18 -

                                   EXHIBIT C

                               AVANT! CORPORATION

                                  COMMON STOCK

                                   053487104


We hereby agree that the within Statement on Schedule 13D/A regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT


                                   AMERINDO INVESTMENT ADVISORS (U.K.) LIMITED,
                                   a United Kingdom corporation
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE


                                   AMERINDO ADVISORS (UK) LIMITED RETIREMENT
                                   BENEFITS SCHEME
                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                       ALBERTO W. VILAR, TRUSTEE

                                   By:  /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA, TRUSTEE

                                   By:  /s/ Renata Le Port
                                        --------------------------------------
                                        RENATA LE PORT, TRUSTEE

                                   By:  /s/ James P.F. Stableford
                                        --------------------------------------
                                        JAMES P.F. STABLEFORD, TRUSTEE



                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR

                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA



                                   - 18 of 18 -